October 29, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal Innovator ETFs Trust Registration on Form N-1A Post-Effective Amendment No. 60 (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentleman:

On behalf of Innovator S&P 500 Ultra ETF (Month) (S000059694) (the “Fund”), a series of Innovator ETFs Trust (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendments to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Post-Effective Amendment No. 60 was originally filed with the Securities and Exchange Commission on September 8, 2018. No securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendments to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:	/s/ H. Bruce Bond
Bruce Bond President